SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
                          Under Section 14(d)(4) of the
                         Securities Exchange Act of 1934

                                (Amendment No. 1)

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                        PROVANTAGE HEALTH SERVICES, INC.
                            (Name of Subject Company)

                        PROVANTAGE HEALTH SERVICES, INC.
                      (Names of Person(s) Filing Statement)

                     Common Stock, $0.01 par value per share
           (Including the Associated Preferred Share Purchase Rights)
                         (Title of Class of Securities)

                              ---------------------

                                   743725 10 3
                      (CUSIP Number of Class of Securities)
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                                Jeffrey A. Jones
                      President and Chief Executive Officer
                        ProVantage Health Services, Inc.
                           N19 W24130 Riverwood Drive
                            Waukesha, Wisconsin 53188
                                 (262) 312-3000
                  (Name, address and telephone number of person
               authorized to receive notices and communications on
                    behalf of the person(s) filing statement)

                             ----------------------

                                 With copies to:

                                 Jay O. Rothman
                                 Russell E. Ryba
                                 Foley & Lardner
                            777 East Wisconsin Avenue
                         Milwaukee, Wisconsin 53202-5367
                                 (414) 271-2400

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender



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     This Amendment No. 1 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on May 10, 2000 (the "Schedule 14D-9") by ProVantage Health Services, Inc., a Delaware corporation (the "Company"), relating to the cash tender offer by PV
Acquisition   Corp.,  a  Delaware   corporation   ("Offeror")  and  an  indirect
wholly-owned subsidiary of Merck & Co., Inc., a New Jersey corporation ("Parent"), to purchase all outstanding Shares at a price of $12.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Offeror's Offer to Purchase, dated May 10, 2000 (as amended or supplemented), and in the related Letter of Transmittal. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information.

     Item 8 is hereby amended by adding the following information under the caption "Certain Litigation":

               On or about May 31, 2000, counsel to the Company received a letter from Milberg Weiss Bershad Hynes & Lerach LLP, counsel to James Jorgensen, the named plaintiff in the purported class action, addressed to the Boards of Directors of the Company, ShopKo Stores, Inc. and Parent asserting that the "SEC forms 14D-1 [Schedule TO] and [Schedule] 14D-9 . . . are false and misleading in that they fail to disclose material information rendering such documents false and misleading." The letter is attached as Exhibit (a)(6) hereto and is incorporated herein by reference.

               The  Company  believes  these  assertions  are  without
          merit.   This  summary  is  qualified  in  its  entirety  by
          reference to Exhibit (a)(6) hereto.


Item 9. Exhibits.

     Item 9 is hereby amended by adding the following exhibit:

     Exhibit
     Number                               Description
     -------    ----------------------------------------------------------------

     (a)(6) Letter from Milberg Weiss Bershad Hynes & Lerach LLP dated May 31, 2000.



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



                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: June 5, 2000.

                                        PROVANTAGE HEALTH SERVICES, INC.



                                        By:  /s/ Patricia A. Nussle
                                           -------------------------------------
                                             Patricia A. Nussle
                                             Vice President - Legal Affairs and
                                               Secretary



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